Semiannual Report

DECEMBER 31, 2007

Waddell & Reed Advisors Small Cap Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Small Cap Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Small Cap Fund, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2007



DEAR SHAREHOLDER:

It's been a volatile six months for investors, with both good and bad news hitting close to home. The negatives can be found in daily headlines: a level of weakness in the U.S. housing market not seen since 1990-1991, a credit crunch driven by an implosion of the subprime mortgage market, record high energy and commodity prices, softness in corporate earnings and the increased possibility of a recession in the year ahead.

The positives are more subtle: exports are booming, the job market in the U.S. is healthy, farmers are enjoying great prices for corn, wheat and soybeans, alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop. Corporate merger activity has also been fairly brisk.

Surprisingly, the long-term U.S. bond market has been remarkably strong. Despite the potential to trigger higher inflation and further weaken the U.S. dollar, since September the Federal Reserve has cut its short-term interest rate target three times. The Fed's goals have been to maintain market liquidity and allay fears banks have about lending both to each other and customers with anything less than perfect credit scores.

Enclosed is our report on Waddell & Reed Advisors Small Cap Fund, Inc. operations for the six months ended December 31, 2007. For the six-month period, the S&P 500 Index fell 1.37 percent while the Lehman Brothers Aggregate Bond Index rose 5.94 percent. As shown in the Economic Snapshot table on page four, consumer prices rose at a 4.10 percent annual rate for the period.

Sector performance varied

The weak results for the overall U.S. stock market -- as represented by the S&P 500 -- mask the considerable positive opportunities we saw across some sectors and the severe correction in other sectors. Many consumer staples and energy stocks offered positive returns for the period as oil prices flirted with $100 a barrel. Meanwhile, many financial stocks were down more than 20 percent, stung by commitments to subprime mortgages and other poorly performing investments. In some cases, infusions of foreign capital have been needed to resolve problems.

I'm pleased to report that the overall financial health of the Waddell & Reed organization is strong. In our 70th year we achieved an exceptional level of internal growth and delivered high quality service to investors.

Economic Snapshot		
	12-31-2007	6-30-2007
U.S. unemployment rate	5.00%	4.60%
Inflation (U.S. Consumer Price Index)	4.10%	2.70%
U.S. GDP	0.60%	3.40%
30-year fixed mortgage rate	5.96%	6.63%
Oil price per barrel	$96.00	$70.68

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look forward, while past performance is no guarantee of future results, presidential election years historically have been positive for investors. However, we recommend a strong level of caution in 2008, as we believe that the range of financial outcomes for investors is wide. Whoever holds the reins of power in Congress and the White House will have many long-term structural issues to manage here and abroad which are likely to have substantial economic implications.

As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing -- good or bad -- can ever be assured.

Our commitment

As investment managers, we consistently focus on offering you strategies that emphasize participation in positive markets, as well as a very strong effort to manage risk. We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

SMALL CAP FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2007	Beginning Account Value 6-30-07	Ending Account Value 12-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 982.90	1.51%	$ 7.54
Class B	1,000	978.00	2.43	12.16
Class C	1,000	978.40	2.34	11.67
Class Y	1,000	985.40	1.04	5.16
Based on 5% Return[2]				
Class A	$1,000	$1,017.58	1.51%	$ 7.67
Class B	1,000	1,012.94	2.43	12.38
Class C	1,000	1,013.42	2.34	11.88
Class Y	1,000	1,019.97	1.04	5.25

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2007, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF SMALL CAP FUND

Portfolio Highlights

On December 31, 2007, Waddell & Reed Advisors Small Cap Fund, Inc. had net assets totaling $901,305,676 invested in a diversified portfolio of:

92.07%	Domestic Common Stocks
6.20%	Cash and Cash Equivalents
1.73%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on December 31, 2007, your Fund owned:



Business Equipment and Services Stocks .	$25.51
Technology Stocks	$17.64
Health Care Stocks	$14.18
Energy Stocks	$ 7.59
Consumer Services Stocks	$ 6.38
Cash and Cash Equivalents.	$ 6.20
Financial Services Stocks	$ 5.58
Retail Stocks	$ 4.81
Consumer Durables Stocks	$ 4.66
Capital Goods Stocks.	$ 3.76
Consumer Nondurables Stocks	$ 2.51
Utilities Stocks	$ 1.18

The Investments of Small Cap Fund

December 31, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Business Equipment and Services – 18.95%		
Allscripts Healthcare Solutions, Inc.*	1,151,500	$ 22,373,645
Bucyrus International, Inc., Class A	233,494	23,184,787
Capella Education Company*	260,150	17,013,810
Constant Contact, Inc.*	415,600	8,922,932
DealerTrack Holdings, Inc.*	669,700	22,384,722
Heartland Payment Systems, Inc.	478,900	12,834,520
Resources Connection, Inc.	1,525,918	27,680,153
Tetra Tech, Inc.*	505,900	10,864,203
VistaPrint Limited*	361,900	15,534,558
Zoltek Companies, Inc.*	233,800	10,031,189
		170,824,519
Communications Equipment – 2.69%		
Polycom, Inc.*	871,100	**24,216,580**
Computers – Micro – 1.65%		
Sonic Solutions*	1,427,300	**14,851,057**
Computers – Peripherals – 9.91%		
ACI Worldwide, Inc.*	1,136,200	21,667,334
Advent Software, Inc.*	251,300	13,584,021
MICROS Systems, Inc.*	413,900	29,066,127
Stratasys, Inc.*	532,400	13,746,568
Vital Images, Inc.*	619,200	11,216,808
		89,280,858
Consumer Electronics – 2.23%		
DTS, Inc.*	786,700	**20,143,453**
Cosmetics and Toiletries – 2.51%		
Bare Escentuals, Inc.*	931,200	**22,581,600**
Defense – 1.16%		
DRS Technologies, Inc.	192,400	**10,441,548**
Electrical Equipment – 1.32%		
General Cable Corporation*	162,700	**11,922,656**
Electronic Components – 1.22%		
PMC-Sierra, Inc.*	1,678,400	**10,993,520**
Electronic Instruments – 1.01%		
Trimble Navigation Limited*	302,200	**9,144,572**

See Notes to Schedule of Investments on page 11.

The Investments of Small Cap Fund

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 4.21%		
Financial Federal Corporation	539,175	$ 12,018,211
Portfolio Recovery Associates, Inc.	655,300	25,913,839
		37,932,050
Health Care – Drugs – 2.54%		
Adams Respiratory Therapeutics, Inc.*	382,800	22,858,902
Health Care – General – 3.96%		
Omnicell, Inc.*	663,100	17,870,545
TomoTherapy Incorporated*	381,600	7,469,820
Volcano Corporation*	825,500	10,327,005
		35,667,370
Hospital Supply and Management – 7.68%		
Cerner Corporation*	247,888	13,978,404
Healthways, Inc.*	458,600	26,812,049
PSS World Medical, Inc.*	1,449,900	28,410,790
		69,201,243
Hotels and Gaming – 3.09%		
Scientific Games Corporation, Class A*	839,500	27,883,993
Insurance – Property and Casualty – 1.37%		
eHealth, Inc.*	385,000	12,377,750
Leisure Time Industry – 1.91%		
THQ Inc.*	610,200	17,213,742
Metal Fabrication – 2.44%		
Ladish Co., Inc.*	508,300	21,978,892
Motor Vehicle Parts – 2.43%		
LKQ Corporation*	1,040,900	21,910,945
Petroleum – Domestics – 3.26%		
Bill Barrett Corporation*	401,600	16,814,992
Continental Resources, Inc.*	482,800	12,615,564
		29,430,556
Petroleum – Services – 4.33%		
Dril-Quip, Inc.*	492,900	27,434,814
Oceaneering International, Inc.*	171,500	11,550,525
		38,985,339
Publishing – 1.38%		
IHS Inc., Class A*	205,000	12,414,800
Restaurants – 1.00%		
P.F. Chang's China Bistro, Inc.*	394,600	9,006,745

See Notes to Schedule of Investments on page 11.

The Investments of Small Cap Fund

December 31, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	**Shares**	**Value**
Retail – Specialty Stores – 3.81%		
Coldwater Creek Inc.*	1,927,100	$ 12,921,205
Knot, Inc. (The)*	833,000	13,290,515
Zumiez Inc.*	335,200	8,167,148
		34,378,868
Timesharing and Software – 6.56%		
Blackboard Inc.*	365,875	14,752,080
Concur Technologies, Inc.*	296,400	10,741,536
FactSet Research Systems, Inc.	339,725	18,922,682
Ultimate Software Group, Inc. (The)*	468,000	14,702,220
		59,118,518
Utilities – Electric – 1.18%		
Pike Electric Corporation*	634,400	**10,632,544**
TOTAL COMMON STOCKS – 93.80%		**$845,392,620**
(Cost: $757,842,524)		

SHORT-TERM SECURITIES	**Principal Amount in Thousands**	
Commercial Paper		
Finance Companies – 0.28%		
PACCAR Financial Corp., 4.2%, 1–11–08	$2,500	**2,497,083**
Food and Related – 3.10%		
ConAgra Foods, Inc., 5.45%, 1–15–08	7,000	6,985,164
General Mills, Inc.:		
5.52%, 1–4–08	3,000	2,998,620
5.48%, 1–23–08	5,000	4,983,256
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 5.5%, 1–22–08	5,000	4,983,958
Kellogg Co., 5.5%, 1–14–08	8,000	7,984,111
		27,935,109
Household – General Products – 0.33%		
Clorox Co., 5.5%, 1–11–08	3,000	**2,995,417**
Motor Vehicles – 0.55%		
Harley-Davidson Funding Corp., 4.2%, 1–31–08	5,000	**4,982,500**

See Notes to Schedule of Investments on page 11.

The Investments of Small Cap Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Publishing – 0.50%		
Gannett Co., Inc.,		
5.41%, 1–15–08	$4,500	$ 4,490,533
Restaurants – 0.24%		
Starbucks Corporation,		
4.9%, 1–2–08	2,137	2,136,709
Total Commercial Paper – 5.00%		45,037,351
United States Government Agency Obligations – 1.48%		
Federal Farm Credit Bank:		
3.62%, 1–2–08	7,349	7,348,261
3.93%, 1–3–08	6,048	6,046,680
		13,394,941
TOTAL SHORT-TERM SECURITIES – 6.48%		$ 58,432,292
(Cost: $58,432,292)		
TOTAL INVESTMENT SECURITIES – 100.28%		$903,824,912
(Cost: $816,274,816)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.28%)		(2,519,236)
NET ASSETS – 100.00%		$901,305,676

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP FUND

December 31, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $816,275) (Notes 1 and 3)	$903,825
Cash	301
Receivables:	
Fund shares sold	1,387
Dividends and interest	81
Prepaid and other assets	42
Total assets	905,636

LIABILITIES

Payable for investment securities purchased	2,259
Payable to Fund shareholders	1,554
Accrued shareholder servicing (Note 2)	250
Accrued service fee (Note 2)	127
Accrued management fee (Note 2)	20
Accrued accounting services fee (Note 2)	19
Accrued distribution fee (Note 2)	3
Other	98
Total liabilities	4,330
Total net assets	$901,306

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 70
Additional paid-in capital	810,057
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(3,857)
Accumulated undistributed net realized gain	
on investment transactions	7,486
Net unrealized appreciation in value of investments	87,550
Net assets applicable to outstanding units of capital	$901,306
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.85
Class B	$11.62
Class C	$11.85
Class Y	$13.38
Capital shares outstanding:	
Class A	46,664
Class B	4,365
Class C	1,449
Class Y	17,485
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP FUND

For the Six Months Ended December 31, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization	$ 1,592
Dividends	1,583
Total income	3,175
Expenses (Note 2):	
Investment management fee	4,037
Shareholder servicing:	
Class A	1,138
Class B	166
Class C	40
Class Y	185
Service fee:	
Class A	769
Class B	78
Class C	23
Distribution fee:	
Class A	13
Class B	235
Class C	70
Accounting services fee	113
Audit fees	14
Custodian fees	14
Legal fees	8
Other	166
Total	7,069
Less waiver of investment management fee (Notes 2 and 6)	(95)
Total expenses	6,974
Net investment loss	(3,799)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	66,374
Unrealized depreciation in value of investments during the period	(78,357)
Net loss on investments	(11,983)
Net decrease in net assets resulting from operations	$(15,782)

See Notes to Financial Statements.

Statement of Changes in Net Assets

SMALL CAP FUND
(In Thousands)   *(Unaudited)*

	For the six months ended December 31, 2007	For the fiscal year ended June 30, 2007
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (3,799)	$ (8,235)
Realized net gain on investments	66,374	62,368
Unrealized appreciation (depreciation)	(78,357)	63,162
Net increase (decrease) in net assets resulting from operations	(15,782)	117,295
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(77,790)	(84,493)
Class B	(8,247)	(9,914)
Class C	(2,372)	(3,035)
Class Y	(30,494)	(30,957)
	(118,903)	(128,399)
Capital share transactions (Note 5)	87,387	(17,551)
Total decrease	(47,298)	(28,655)
NET ASSETS		
Beginning of period	948,604	977,259
End of period	$901,306	$948,604
Undistributed net investment loss	$ (3,857)	$ (58)

(1)See "Financial Highlights" on pages 15 - 18.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$15.02	$15.31	$15.29	$13.45	$11.00	$10.16
Income (loss) from investment operations:						
Net investment loss.	(0.06)	(0.14)	(0.14)	(0.16)	(0.17)	(0.11)
Net realized and unrealized gain (loss) on investments.	(0.18)	2.04	1.53	2.00	2.62	0.95
Total from investment operations	(0.24)	1.90	1.39	1.84	2.45	0.84
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.93)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Total distributions	(1.93)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.85	$15.02	$15.31	$15.29	$13.45	$11.00
Total return[1]	−1.71%	13.73%	9.13%	13.68%	22.27%	8.27%
Net assets, end of period (in millions)	$599	$624	$646	$617	$620	$471
Ratio of expenses to average net assets including expense waiver	1.51%[2]	1.55%	1.54%	1.61%	1.63%	1.68%
Ratio of net investment loss to average net assets including expense waiver	−0.85%[2]	−0.93%	−0.90%	−1.13%	−1.34%	−1.16%
Ratio of expenses to average net assets excluding expense waiver	1.53%[2]	1.57%	1.54%[3]	1.61%[3]	1.63%[3]	1.68%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.87%[2]	−0.95%	−0.90%[3]	−1.13%[3]	−1.34%[3]	−1.16%[3]
Portfolio turnover rate	44%	88%	92%	75%	93%	34%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:　　　*(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$13.78	$14.34	$14.53	$12.91	$10.66	$ 9.95
Income (loss) from investment operations:						
Net investment loss.	(0.12)[1]	(0.34)	(0.29)	(0.33)	(0.26)	(0.22)
Net realized and unrealized gain (loss) on investments.	(0.16)[1]	1.97	1.47	1.95	2.51	0.93
Total from investment operations	(0.28)	1.63	1.18	1.62	2.25	0.71
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Total distributions	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.62	$13.78	$14.34	$14.53	$12.91	$10.66
Total return	−2.20%	12.69%	8.12%	12.55%	21.11%	7.14%
Net assets, end of period (in millions)	$51	$65	$75	$77	$76	$59
Ratio of expenses to average net assets including expense waiver	2.43%[2]	2.48%	2.46%	2.57%	2.62%	2.76%
Ratio of net investment loss to average net assets including expense waiver	−1.76%[2]	−1.86%	−1.82%	−2.09%	−2.33%	−2.24%
Ratio of expenses to average net assets excluding expense waiver	2.45%[2]	2.50%	2.46%[3]	2.57%[3]	2.62%[3]	2.76%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.78%[2]	−1.88%	−1.82%[3]	−2.09%[3]	−2.33%[3]	−2.24%[3]
Portfolio turnover rate.	44%	88%	92%	75%	93%	34%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$14.01	$14.53	$14.69	$13.04	$10.75	$10.01
Income (loss) from investment operations:						
Net investment loss.	(0.06)	(0.36)	(0.26)	(0.34)	(0.26)	(0.22)
Net realized and unrealized gain (loss) on investments.	(0.22)	2.03	1.47	1.99	2.55	0.96
Total from investment operations	(0.28)	1.67	1.21	1.65	2.29	0.74
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Total distributions	(1.88)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.85	$14.01	$14.53	$14.69	$13.04	$10.75
Total return	−2.16%	12.81%	8.24%	12.65%	21.30%	7.39%
Net assets, end of period (in millions)	$17	$19	$23	$23	$24	$19
Ratio of expenses to average net assets including expense waiver	2.34%[1]	2.39%	2.38%	2.45%	2.48%	2.50%
Ratio of net investment loss to average net assets including expense waiver	−1.67%[1]	−1.76%	−1.74%	−1.98%	−2.19%	−1.97%
Ratio of expenses to average net assets excluding expense waiver	2.36%[1]	2.41%	2.38%[2]	2.45%[2]	2.48%[2]	2.50%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−1.69%[1]	−1.78%	−1.74%[2]	−1.98%[2]	−2.19%[2]	−1.97%[2]
Portfolio turnover rate.	44%	88%	92%	75%	93%	34%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

SMALL CAP FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-07	For the fiscal year ended June 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$15.59	$15.74	$15.61	$13.66	$11.10	$10.19
Income (loss) from investment operations:						
Net investment loss.	(0.07)	(0.08)	(0.09)	(0.08)	(0.10)	(0.19)
Net realized and unrealized gain (loss) on investments.	(0.14)	2.12	1.59	2.03	2.66	1.10
Total from investment operations	(0.21)	2.04	1.50	1.95	2.56	0.91
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(2.00)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Total distributions	(2.00)	(2.19)	(1.37)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$13.38	$15.59	$15.74	$15.61	$13.66	$11.10
Total return	−1.46%	14.28%	9.68%	14.28%	23.06%	8.93%
Net assets, end of period (in millions)	$234	$241	$233	$207	$184	$148
Ratio of expenses to average net assets including expense waiver	1.04%[1]	1.04%	1.06%	1.06%	1.06%	1.05%
Ratio of net investment loss to average net assets including expense waiver	−0.37%[1]	−0.42%	−0.41%	−0.58%	−0.77%	−0.56%
Ratio of expenses to average net assets excluding expense waiver	1.06%[1]	1.06%	1.06%[2]	1.06%[2]	1.06%[2]	1.05%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.39%[1]	−0.44%	−0.41%[2]	−0.58%[2]	−0.77%[2]	−0.56%[2]
Portfolio turnover rate.	44%	88%	92%	75%	93%	34%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Small Cap Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide growth of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation –** Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income –** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations –** All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes –** It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

F. New Accounting Pronouncements – During the year ending June 30, 2008, the Fund adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on December 31, 2007 in accordance with guidance provided by the Securities and Exchange Commission. The adoption of FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 6), the fee is payable as follows: 0.83% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion. During the six-month period ended December 31, 2007, the amount waived (in thousands) was $95.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From	$ 0	to	$ 10	$ 0
From	$ 10	to	$ 25	$ 11,500
From	$ 25	to	$ 50	$ 23,100
From	$ 50	to	$ 100	$ 35,500
From	$100	to	$ 200	$ 48,400
From	$200	to	$ 350	$ 63,200
From	$350	to	$ 550	$ 82,500
From	$550	to	$ 750	$ 96,300
From	$750	to	$1,000	$121,600
	$1,000 and Over			$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5042 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $532,831. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended December 31, 2007, W&R received $259, $22,305 and $410 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $334,731 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended December 31, 2007, the Fund paid Directors' regular compensation of $27,576, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $389,732,247, while proceeds from maturities and sales aggregated $411,285,497. Purchases of short-term securities aggregated $1,721,790,627, while proceeds from maturities and sales aggregated $1,733,980,352. No U.S. government obligations were purchased or sold during the six-month period ended December 31, 2007.

For Federal income tax purposes, cost of investments owned at December 31, 2007 was $817,195,929, resulting in net unrealized appreciation of $86,628,983, of which $155,478,526 related to appreciated securities and $68,849,543 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$ —
Distributed ordinary income	15,797,630
Undistributed ordinary income	—
Realized long-term capital gains	61,674,142
Distributed long-term capital gains	112,600,927
Undistributed long-term capital gains*	60,819,121
Net capital losses	—
Post-October losses deferred	—

*This entire amount was distributed prior to December 31, 2007.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended December 31, 2007	For the fiscal year ended June 30, 2007
Shares issued from sale of shares:		
Class A	3,374	5,679
Class B	107	339
Class C	41	160
Class Y	1,216	1,715
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	5,879	6,041
Class B	624	776
Class C	190	229
Class Y	2,218	2,170
Shares redeemed:		
Class A	(4,111)	(12,426)
Class B	(1,089)	(1,608)
Class C	(151)	(605)
Class Y	(1,397)	(3,231)
Increase (decrease) in outstanding capital shares	6,901	(761)
Value issued from sale of shares:		
Class A	$49,229	$ 82,238
Class B	1,456	4,538
Class C	574	2,175
Class Y	17,989	25,225
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	76,314	83,185
Class B	7,330	9,855
Class C	2,275	2,956
Class Y	29,961	30,943
Value redeemed:		
Class A	(61,516)	(180,348)
Class B	(13,707)	(21,911)
Class C	(2,110)	(8,234)
Class Y	(20,408)	(48,173)
Increase (decrease) in outstanding capital	$87,387	$(17,551)

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Renewal of Investment Management Agreement for Waddell & Reed Advisors Small Cap Fund, Inc.

At its meeting on August 13, 14 and 15, 2007, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Semiannual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was higher than the Performance Universe median for the one-, three-, five-, and seven-year periods and higher than the Lipper index for the three-, five-, and seven-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to the Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of the Fund have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Overview

Waddell & Reed, Inc. (W&R), Waddell & Reed Investment Management Company (WRIMCO) and Waddell & Reed Services Company (WRSCO) (collectively, Waddell) agreed on July 19, 2006 to the New York Attorney General Assurance of Discontinuance (AOD). Among other things, the AOD stipulates that WRIMCO may manage or advise a mutual fund for Waddell & Reed Advisors Funds (Advisors Funds), W&R Target Funds, Inc. (Target Funds), or Waddell & Reed InvestEd Portfolios, Inc. (InvestEd Portfolios) (collectively, Funds) only if the Disinterested Directors of the Fund's Board appoint a Senior Officer or an Independent Fee Consultant (IFC), who is to manage the process by which proposed management fees are negotiated. The AOD further stipulates that the Senior Officer or IFC is to prepare a written annual evaluation for use by the Funds' Boards of Directors in evaluating the reasonableness of the proposed management fees for the Funds.

On August 22, 2006, the Disinterested Directors retained me as IFC for the Funds. In this capacity, I have prepared the first annual written evaluation of the proposed management fees for the Funds.

Role of the IFC

The AOD charges the IFC with managing the process by which the proposed management fees (including, but not limited to, advisory fees) to be charged to the Funds are negotiated in a manner which is at an arm's length and reasonable and consistent with the AOD. In this role, the IFC does not replace the Directors in negotiating management fees with WRIMCO and the IFC does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees. As the AOD states, "Waddell may manage or advise a Fund after October 1, 2006 only if the reasonableness of the proposed management fees is determined by the Board of Directors of the Funds using an annual independent written evaluation prepared by or under the direction of a Senior Officer or the Independent Fee Consultant…".

In addition, the AOD requires that the IFC keep the Funds' Boards of Directors fully and promptly informed of the fee evaluation process and that Waddell cooperate fully with the IFC and provide any information requested by the IFC that relates to the IFC's fee evaluation.

Factors Involved in the IFC's Written Evaluation

The AOD stipulates that the IFC's written evaluation must address at least six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

4. Possible economies of scale as the Fund(s) grow larger

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

My comments are included in the following paragraphs, organized into three topics: the process, the materials, and the findings of my evaluation of the proposed management fees and the contract renewal process.

Process

The contract renewal process is defined to include the principal sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective Investment Management Agreements with WRIMCO. The 2007 contract renewal process from my perspective began with my retention and is anticipated to conclude at the Board meeting on August 14/15, 2007. As IFC, I participated throughout the contract renewal process.

The Board previously created the Special Compliance & Governance Committee (Compliance Committee) which is charged with responsibility for the preparatory work associated with the contract renewal process.

A calendar of due dates was prepared and agreed to by the Compliance Committee in order to ensure that the Disinterested Directors and Board receive all the necessary information for their contract renewal process in plenty of time to carefully deliberate and to ask for any follow-up information as needed.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, Kirkpatrick & Lockhart Preston Gates Ellis LLP (K&L Gates), to prepare a letter requesting the necessary information from WRIMCO needed for the contract renewal process. This information was promptly and cooperatively provided by WRIMCO. The Lipper Company (Lipper), a division of Reuters, was asked to provide independently compiled comparative information about the Funds.

Lipper selected the peer group funds and sought input from the investment professionals at WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds.

The Compliance Committee met on July 12, 2007, with me and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information which WRIMCO promptly and cooperatively provided prior to the August meetings.

As part of my responsibilities as IFC, I was requested to attend the Disinterested Directors' meetings of August 13-15, 2007, to present my evaluation of the proposed management fees for the Funds and to discuss with the Disinterested Directors my findings. On August 13, I met separately with the Disinterested Directors and K&L Gates to address these matters in preparation for the Board Meetings on August 14/15, 2007.

Materials

Materials refer to the informational materials which were prepared by all the parties involved in the contract renewal process in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. As IFC, I reviewed all the data produced and found it to be responsive to the data requested by the Disinterested Directors. I also reviewed certain other materials that I considered relevant.

I used these materials to analyze trends and comparative information about the six factors discussed above. My review follows. I would note that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which I reviewed, that may also be relevant to the contract renewal process.

(1) Nature and Quality of Service

Under the AOD, I am obliged to comment on the investment performance of the Funds. The data for these comparisons are drawn from the Lipper materials discussed above. Performance information is based on April 30, 2007 data.

My experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes such as portfolio evaluation). For this summary I have concentrated on 3-year performance in comparison to the "performance universe", rather than on the more limited "performance group" because fund investors are more typically concerned with the objective and style of management than the size of the fund.

Generally speaking, the Funds reflect strong and improving performance in the 3- and 5-year periods. 5-year performance has 47% of the Funds in the first two quintiles of their performance universe and 11% in the 5th quintile. The 3-year figures upgrade to 53% of the Funds in the first two quintiles and only 8% in the 5th quintile.

The short-term 1-year period depicts a decline in the performance of a number of Funds, with only 33% of Funds falling in the first two quintiles, and 19% in the 5th quintile. The performance gap is more evident when comparing the 82% of Funds that are in the first three quintiles of performance for the 3-year period versus only 44% for the 1-year period.

In their supplemental request, the Disinterested Directors asked WRIMCO for an explanation for the decline in the 1-year performance of these Funds compared to their 3- and 5-year performance. In response to this request, WRIMCO advised that in general, short-term performance had improved through June 30, 2007. Additional performance updates to July 19 were provided by WRIMCO in response to the supplemental request from K&L Gates and still more updates to July 31 were provided at the August 13, 2007 meeting of the Disinterested Directors.

WRSCO maintains internal statistics to track service quality, which showed a decline in the quality of customer service provided to the Funds' shareholders. The Disinterested Directors were informed about corrective actions to be taken in February 2007 and the quality has improved slightly through June 30, 2007.

(2) Management Fees and Total Expense Comparison for Comparable Mutual Funds

Information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. Overall, more Funds have improved their comparative ranking of actual management fees in 2007 than declined. However, the majority of Funds have management fees above the median of their peer groups. In general the cause of the higher total expenses than the peer group are caused by non-management fees which are discussed under the findings paragraphs below.

(3) Management Fees for Alternate Products

WRIMCO manages money for many different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals. Collectively, these services are advertised as "separate accounts." Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors, Target and InvestEd Funds.

In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by the mutual fund manager and the separate account manager. As IFC, I find these differences in fees reasonable.

(4) Costs to Waddell and its Affiliates of Supplying Services

An important component of the profit margin and economies of scale discussion which follows is to ensure that the cost allocation procedures which exist are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The bases of allocation have remained consistent over the past several years. As IFC, I know of no better way to perform these allocations and find WRIMCO's allocation methodologies reasonable.

(5) Profit Margins from Supplying Management Services

In general, under the Gartenberg ruling, independent directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In addition, Lipper has provided a benchmark against which to evaluate the before-marketing, before-tax profitability of WRIMCO. This analysis places WRIMCO collectively at the bottom of Lipper peers. As a result, I do not find the margins to be excessive.

(6) Possible Economies of Scale

Economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. Typically, fund managers share economies of scale by implementing break points, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish break points prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of break points in the Waddell Funds and compared the effective fee at a uniform asset level.

Findings

After reviewing the materials (discussed above) which WRIMCO and Lipper have produced, I have summarized my findings for the purpose of discussion at the August 14/15, 2007 Disinterested Directors and Board meetings. These include four specific areas: Fund performance, non-management expenses, economies of scale, and total expenses.

Fund Performance

While I found that the Funds have generally acceptable performance, certain Funds have either continuing or recent challenges. In my view, long-term performance issues should draw more attention as they reflect investment capabilities rather than short-term swings in the market. WRIMCO has addressed each of these Funds in its response to K&L Gates' initial letter. The Disinterested Directors may choose to monitor the Funds on the long-term performance list by a variety of possible approaches.

Because the list of Funds with 1-year performance declines includes Funds whose 3-year and 5-year performance periods reflect superior performance, the shift should be noted by the Disinterested Directors. WRIMCO has provided the Disinterested Directors with an explanation of reasons for 1-year performance decline from the 3-year and 5-year trends together with a performance update for consideration at their August 14/15, 2007 meetings.

Non-Management Expenses

Waddell's business model leads to higher non-management expenses across the Funds in general. This business model targets the small to mid-level investor population, an approach that has resulted in many relatively small shareholdings. In their supplemental request to WRIMCO, the Disinterested Directors requested additional information about the possibility of charging an annual account fee on small shareholdings. WRIMCO has provided this information for consideration by the Disinterested Directors at their August 14/15, 2007 meetings.

Economies of Scale

In order to allow the shareholders to share in the economies of scale realized by the Funds, there are break points to the management fees for all Funds other than money market funds. The current break points of the Funds appear adequate in providing economies of scale with the possible exception of the Advisors Core Investment Fund, which is the largest in the complex.

In their supplemental request to WRIMCO, the Disinterested Directors asked for an analysis of an additional break point at the $5 billion average asset level for this Fund. WRIMCO has provided this information and offered to institute an additional break point of 2.5 basis points at $5.0 billion in assets. The Board will consider this offer at the August 14/15, 2007 meetings.

Total Expenses

If a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver to reduce total expenses and/ or improve performance.

In their supplemental request, the Disinterested Directors asked WRIMCO to analyze the potential impact of a voluntary waiver on two such Funds, the Advisor High Income Fund and the Target Small Cap Value Fund. WRIMCO provided this information in its supplemental response for consideration by the Boards at their August 14/15, 2007 meetings.

* * *

In conclusion, as IFC, I have monitored the process, reviewed the materials, and find that:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials used during the contract renewal process were prepared by WRIMCO or Lipper. As IFC, I have reviewed the material used in this report. I have monitored the process under which Lipper selected the peers and produced its report. The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Respectfully submitted,



C. Meyrick Payne,
Independent Fee Consultant

August 13, 2007

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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